JPMorgan Chase Financial Company LLC

Amendment no. 1 to Pricing Supplement

Registration Statement Nos. 333-236659 and 333-236659-01

Dated September 9, 2022

Filed pursuant to Rule 424(b)(3)

Structured Investments

Opportunities in International Equities

Equity-Linked Partial Principal at Risk Securities Based on the Value of the MSCI Europe Index due August 5, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The section entitled “Additional Information about the Securities — Tax considerations — Comparable Yield and Projected Payment Schedule” in the pricing supplement dated July 29, 2022, related to the securities referred to above (the “pricing supplement”) is amended, restated and superseded in its entirety by the following:

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 4.81%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $10 stated principal amount security consists of a single payment at maturity, equal to $11.5366. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a security during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $10 Stated Principal Amount Security)	Total Accrued OID from Original Issue Date (Per $10 Stated Principal Amount Security) as of End of Calendar Period
August 3, 2022 through December 31, 2022	$0.1964	$0.1964
January 1, 2023 through December 31, 2023	$0.4963	$0.6927
January 1, 2024 through December 31, 2024	$0.5205	$1.2132
January 1, 2025 through August 5, 2025	$0.3234	$1.5366

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Supplemental Redemption Amount, if any, that we will pay on the securities. The amount you actually receive at maturity or earlier sale or exchange of your securities will affect your income for that year, as described above under “Taxed as Contingent Payment Debt Instruments.”

CUSIP / ISIN:	48133E181 / US48133E1819

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Risk Factors” beginning on page 5 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this amendment together with the pricing supplement and the related product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities— Where you can find more information” in the pricing supplement.

Pricing supplement dated July 29, 2022:

http://www.sec.gov/Archives/edgar/data/0001665650/000182912622015064/jpm_424b2.htm

Product supplement no. 3-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021466/crt_dp139321-424b2.pdf

Underlying supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf

Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf